SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number:  000-16665

(Check One)
☒ Form 10-K    ☐ Form 11-K
☐ Form 20-F     ☐ Form 10-Q     ☐ Form N-SAR

For period ended     December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended     N/A

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant     Scores Holding Company, Inc.

Former name if applicable     ______________________________

              Address of principal executive office     533-535 West 27th St

City, State and Zip Code     New York, NY 10001

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N–SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Registrant is unable to file its Report on Form 10-K for the period ended December 31, 2008 (the "Report") by the prescribed date of March 31, 2009 without unreasonable effort or expense because the Registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The Registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Paul C. Levites, Esq.	(212)	400-6900
	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes                      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  ☒ Yes                      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Preliminarily, unaudited estimates of certain key indicators show material differences from the period ended December 31, 2007 to the period ended December 31, 2008 (all 2008 numbers are approximate and subject to change).

Current assets decreased by approximately 70% from $47,213 to $14,018.  Current liabilities decreased by approximately 25% from $207,743 to $155,808.  Net income was approximately $412,338 for the year ended December 31, 2008 versus a Net (loss) of ($356,429) for the year ended December 31, 2007.  Royalty revenues, which are the Registrant’s primary source of funds, decreased approximately 62% from $487,542 to $186,880 from 2007 to 2008. In 2008, the Registrant also recorded substantial income as a result of the recovery of a previously written-off account receivable.

Scores Holding Company, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  March 31, 2009

By:	/s/ Curtis Smith
Name:	Curtis Smith
Title:	Acting Chief Executive Officer and Chief Financial Officer